U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-55491

ANDES 7 Inc.

(Name of registrant as specified in its charter)

Delaware	47-4683655
(State of Incorporation)	(I.R.S. Employer Identification Number)

424 Clay Street, Lower Level, San Francisco, CA 94111

(Address of principal executive offices)

 415 463 7827

(Registrant’s telephone number, including area code)

ANDES 7 Inc.

424 Clay Street, Lower Level, San Francisco, CA 94111

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after May 30, 2016, to the record holders of shares of common stock, par value $0.0001 of ANDES 7 Inc., A Delaware corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors.

Effective February 12, 2016, following the entry of (a) the Consent in Lieu of Shareholder Meeting (the “Consent”), and the (b) Resolutions of the Board of Directors, and (c) Resolutions of the Board of Directors all dated on February 12, 2016, (collectively, the “Resolutions”), the following events occurred which resulted in a change of control of the Company. The Company redeemed an aggregate of 9,900,000 from Mr. Chiang of the then 10,000,000 shares of outstanding stock at a redemption price of $0.0001 per share for an aggregate redemption price of $990. Mr. Chiang proceeded to resign from his director and officer positions. As the sole shareholder at the time, and prior to his resignation as the sole director, Mr. Chiang appointed Mr. Andrew Khor Poh Kiang to serve as the sole director on the Board of Directors.

Pursuant to Article V, Section 1 of the Bylaws, the Board of Directors nominated the following officers to serve consistent with Article V of the Bylaws:

Andrew Khor Poh Kiang Chief Executive Officer and President

Lee Kok Keing Chief Financial Officer

Dr. Eric Chin Tek Mun Chief Operations Officer

Simon Chua Chooi Huat Secretary

Dr. Ng Mooi Eng Treasurer

Documents pertaining to the effectuation of the change in control were previously filed on Form 8-K.

On February 12, 2016, pursuant to the resolutions of the Board of Directors, the Company redeemed the stock certificate representing 10,000,000 shares previously issued to Mr. Chiang (as part of the mutual release between Richard Chiang and the Company), and issued 100,000 shares of restricted common stock to Mr. Chiang. The net result of the redemption was Mr. Chiang receiving $990 for the redeemed shares, and the issuance of a new restricted stock certificate to Mr. Chiang totaling 100,000 shares of restricted common stock. In addition, pursuant to the Stock Subscriptions ratified and approved by the Board of Directors, the Company issued 10,000,000 shares of its restricted common stock pursuant to Section 4(2) of the Securities Act of 1933 at par representing 99% of the total outstanding 10,100,000 shares of common stock as follows:

8,000,000 Abina Asean, Co. Ltd. (Republic of Seychelles)

1,000,000 Toh Kean Ban

1,000,000 Dr. Ir. H.M. Itoc Tochija

With the redemption and subsequent issuance of the 10,100,000 shares of restricted common stock, the Company effected a change in its control and the new majority shareholders elected new management of the Company. The Company may develop its business plan by future acquisitions or mergers but no agreements have been reached regarding any acquisition or other business combination. If the Company makes any acquisitions, mergers or other business combination, the Company will file a Form 8-K but until such time the Company remains a shell company.

The Consent and the Resolutions ratified and/or approved certain actions of the shareholders and Board of Directors. The primary effect of the Consent and the Resolutions was the departure and election of directors and officers.

Following confirmations from Mr. Andrew Khor Poh Kiang that he has not been involved in certain proceedings over the past ten years that might disqualify his appointment as a director, the sole shareholder at the time, Mr. Chiang, consented to the appointment of Mr. Andrew Khor Poh Kiang to the Board of Directors. Following the Consent, the Board of Directors accepted Mr. Chiang’s resignation from the Board of Directors as being in the best interests of the Company, and proceeded to appoint Mr. Andrew Khor Poh Kiang as Chairman of the Board pursuant to the Consent. In addition, Mr. Chiang resigned as the Company’s Chief Executive Officer, President, Secretary and Treasurer. Mr. Chiang's resignations were made in connection with the change of control, and not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Following the aforementioned resignation and appointment, pursuant to Article V, Section 1 of the Bylaws, the Board of Directors nominated the following officers to serve consistent with Article V of the Bylaws:

Andrew Khor Poh Kiang Chief Executive Officer and President

Lee Kok Keing Chief Financial Officer

Dr. Eric Chin Tek Mun Chief Operations Officer

Simon Chua Chooi Huat Secretary

Dr. Ng Mooi Eng Treasurer

In addition to the appointments, above, the Board of Directors defined the positions of “Chief Operations Officer” and “Chief Financial Officer” considering neither officer position is defined in the Bylaws. The Chief Operations Officer will be responsible for daily operations of the Company, and will report directly to the Chief Executive Officer and President. The Chief Financial Officer will oversee all financial activities of the Company including financial planning and monitoring cash flow, and will report directly to the Chief Executive Officer.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

The Board of Directors of the Company and the Company’s officers consist of the following persons as of the Closing:

Name	Age	Position
Executive Officers
Andrew Khor Poh Kiang	49	President, Chief Executive Officer, Chairman
Lee Kok Keing	54	Chief Financial Officer
Dr. Eric Chin Tek Mun	46	Chief Operations Officer
Simon Chua Chooi Huat.	53	Secretary
Dr. Ng Mooi Eng	49	Treasurer

Mr. Kiang will serve until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal.

The following is information concerning the business background of Mr. Kiang who will be the President, Chief Executive Officer and Chairman of the Company following the mailing of this information statement.

The profiles for the Chairman and the Board, and new officers are as follows:

Biographical Information for Andrew Khor Poh Kiang

Andrew Khor Poh Kiang, Age 49, President, Chief Executive Officer, Chairman of the Board of Directors From 2000 to 2002, Mr. Khor was the assistant to Consul General Mr. Wan Jaafar Wan Noor from the Ministry of Foreign Affairs, Malaysia in Thailand. From 2002 to 2006, Mr. Khor was managing SAG Group Company Limited in Thailand, a mining company he controlled that supplied iron ore to China. From 2006 to present, Mr. Khor has been involved in the High Technology area through " The Super Conductivity Maglev System " of Japan Flagship Group " or known as FSG, as its South East Asia Representative, dealing with local governments in South East Asia for the " HIGH SPEED SURFACE TRAIN  " and also appointed by STAR CRUISES, Berjaya Group and Tanjung Rhu Resorts as human resources trainer in hospitality and residential property development. Mr. Khor is the President of Abina Asean Co., Ltd. Mr. Khor holds a Masters of Business Administration from ICS Singapore.

Biographical Information for Lee Kok Keing

Lee Kok Keing, Age 54, Chief Financial Officer

Mr. Lee began his career in banking in loan operations with RHB Investment Bank Bhd. (formerly Osk Investment Bank in Malaysia) in 1979. From 1995 to 1999, he held a position as the head of consumer products and including commercial business lines at RHB. Mr. Keing has served in several executive positions within RHB and continues to work for RHB today.

Biographical Information for Dr. Eric Chin Tek Mun

Dr. Eric Chin Tek Mun, Age 46, Chief Operations Officer

From 2005 to 2011 Dr. Chin was the founder of PDS Group Univision International, an investment and risk management consultancy to government owned entities and to private high net worth individuals. From 2011 to 2014, he became the Chief Operating Officer of Heyu Leisure Holidays Corporation and from 2014 to 2015, he maintains a position as the Chief Operating Officer of Abina Holding Co. Ltd.

Biographical Information for Simon Chua Chooi Huat

Simon Chua Chooi Huat, Age 53, Secretary

Mr. Chua began his career in the travel industry in 1988. He was the managing director for Saiburi Tour and Travel Ltd, an inbound and outbound tour bus and air ticketing agency from 1988 to 2005. From 2005 to 2015, he was the CEO of K-Link International Ltd. in Vietnam. Mr. Huat is a graduate of Rahman College in Malaysia.

Biographical Information for Dr. Ng Mooi Eng

Dr. Ng Mooi Eng, Age 49, Treasurer

Dr. Ng has 25 years experience in business managing branding and franchising of women's wear apparel for V-Up Advance Sdn Bhd. Dr. Eng holds a masters and doctorate in business administration from Ansted University.

Mr. Kiang, Mr. Lee, Dr. Chin, Mr. Chua, and Dr. Ng are not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.  No directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

Voting Securities of the Company

On May 30, 2016, there were 10,100,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the Change of Control under the Agreement was the beneficial owner of more than 5% of the Company’s then-outstanding 10,000,000 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person who was an officer or director of the Company immediately prior to the Change of Control:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Richard Chiang 460 Brannan Street, Suite 78064 San Francisco, CA 94107	Common Stock	10,000,000	100%

All officers and directors as a group (1 person)	Common Stock	10,000,000	100%

Certain Relationships and Related Party Transactions

During the year ended December 31, 2015, Richard Chiang, the Company’s former majority shareholder and sole director and officer rendered services to the Company, valued at $1000, in exchange for 10 million shares of the Company’s common stock. In addition, Mr. Chiang expended $1000 in connection with the formation of the Company. During the year ended December 31, 2015, Mr. Chiang expended $3869 on behalf of the Company for organizational related expenses. Additionally, pursuant to the redemption of shares on February 12, 2016, the Company owed Mr. Chiang $990. Thus, at March 31, 2016, the Company was indebted to Mr. Chiang in the amount of $4859.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Change of Control.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Abina Asean, Co. Ltd. (Republic of Seychelles)	Common Stock	8,000,000	79%
Toh Kean Ban	Common Stock	1,000,000	10%
Dr. Ir. H.M. Itoc Tochija	Common Stock	1,000,000	10%
Richard Chiang	Common Stock	100,000	1%

All officers and directors as a group	Common Stock	10,100,000	100%

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2015, we paid no compensation to our sole officer and director, Richard Chiang.  The compensation for our new President, CEO, Chairman, Andrew Khor Poh Kiang has not yet been set. The Company has no employee benefit plans or other compensation plans at this time.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by security holders for election to the Board of Directors, although that policy may be reconsidered in the future.

During the fiscal year ended December 31, 2015, the Company’s sole director did not execute any unanimous written consents without an actual meeting and had no meetings. The Company has not yet established a policy concerning attendance of directors at its shareholder meetings.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of May 30, 2016, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, including all Form 3, Form 4 and 13D, 13D/A disclosure forms by Mr. Chiang.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

ANDES 7 Inc.

A Delaware corporation

By: /s/ Andrew Khor Poh Kiang

Andrew Khor Poh Kiang, President, Chief Executive Officer, Chairman

June 14, 2016

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